No Act

ACT ICA
SECTION 17(a), 17(d)
RULE
PUBLIC AVAILABILITY 4/4/2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 4, 2008

PROCESSED
APR 11 2008
THOMSON
FINANCIAL

Roger P. Joseph
Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110-1726

Re: Master Portfolio Trust— Liquid Reserves Portfolio (File No. 811-10407)

Dear Mr. Joseph:

Your letter of March 4, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1] and 17(d)[2] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Master Portfolio Trust (the "Trust"), its separate series Liquid Reserves Portfolio (the "Fund"), and Legg Mason, Inc. ("Legg Mason"), enter into the arrangement summarized below and more fully described in the letter. The Fund's investment adviser and subadviser are affiliated persons of Legg Mason, as defined in Section 2(a)(3) of the Act.

The Fund is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act. The Fund also is a master fund in a master/feeder fund structure. The Fund's U.S. registered feeder funds are Citi Cash Reserves (a series of Legg Mason Partners Money Market Trust), Citi Premium Liquid Reserves (a series of Legg Mason Partners Premium Money Market Trust), and Citi Institutional Liquid Reserves (a series of Legg Mason Partners Institutional Trust) (collectively, the "Feeder Funds").

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

You state that as of February 29, 2008, approximately 1.2 percent of the Fund's total assets, or $522 million, consisted of commercial paper issued by Cheyne Finance LLC ("Cheyne CP"), a structured investment vehicle. As a result of downgrades in the credit rating of the Cheyne CP, it ceased to be an Eligible Security, as defined in rule 2a-7. Pursuant to the requirements of rule 2a-7 under the Act, the Fund previously informed the Commission of a default and Event of Insolvency, as defined in rule 2a-7, with respect to the Cheyne CP. You state that the Trust's Board of Trustees (the "Board") has previously determined in the exercise of its business judgment that it would not be in the best interests of the Fund to sell the Cheyne CP.

You state that in order to prevent any losses realized upon the ultimate disposition of the Cheyne CP, or certain securities received in exchange for or as a replacement of the Cheyne CP (together with the Cheyne CP, the "Securities"),[3] from adversely affecting the Fund's market-based net asset value and to help maintain the net asset value of the shares of the Feeder Funds, Legg Mason would obtain from Citibank, N.A. ("Citibank") an irrevocable standby letter of credit ("Letter of Credit") for the benefit of the Fund. The Letter of Credit would be in an amount not to exceed $150 million.

The Fund could draw on the Letter of Credit if: (a) the Fund has realized a loss from a sale or disposition of the Securities ("Realized Loss"); (b) the Fund realizes a Restructuring Loss (as defined in your letter); (c) any of the Securities remain in the Fund's portfolio on the business day before the expiration of the Letter of Credit ("Expiration Draw"); or (d) there has been a change in the short-term credit rating of Citibank such that the obligations of Citibank under the Letter of Credit no longer qualify as First Tier Securities ("Credit Event"), unless Legg Mason substitutes an obligation or credit support that would be a First Tier Security within 15 calendar days from the occurrence of the Credit Event and during such 15 calendar day period Citibank's obligations continue to qualify as Second Tier Securities, as defined in rule 2a-7 under the Act.

In addition to the Letter of Credit, the Fund and Legg Mason also will enter into a Letter Agreement, which would obligate the Fund to: (a) terminate the Letter of Credit upon the occurrence of certain specified events;[4] (b) make a payment to Legg Mason if the Fund has drawn on the Letter of Credit and thereafter receives, upon the ultimate disposition of the Securities, an amount that together with the amount drawn under the Letter of Credit exceeds the amortized cost of the Securities; (c) transfer the Securities to Legg Mason in compliance with

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3 Your letter states that the Securities would exclude any securities that are First Tier Securities, as defined in rule 2a-7.

4 Generally, you state that the Fund would be required to terminate the Letter of Credit if (a) the Fund has sold the Securities without a Realized Loss or has drawn on the Letter of Credit in the amount of any Realized Loss, (b) the Fund has been paid in full for the Securities, (c) the Securities have become First Tier Securities under rule 2a-7, or (d) the Securities have been exchanged into or replaced with instruments that would be First Tier Securities under rule 2a-7 the aggregate principal amount of which, plus any cash received by the Fund and any amounts drawn on the Letter of Credit, is not less than the amortized cost of the Securities.

rule 17a-9 under the Act upon the occurrence of the Expiration Draw, or in connection with a Credit Event, if the amount drawn equals or exceeds the amortized cost of the Securities; and (d) provide Legg Mason with the opportunity to purchase the Securities in compliance with rule 17a-9 under the Act upon the occurrence of a Realized Loss or a Restructuring Loss.

You represent that:

(i) The Letter of Credit would be issued at no cost to the Fund, and any fees charged by Citibank would be paid by Legg Mason;

(ii) The Fund will exercise its rights under the Letter of Credit when the Fund is entitled to do so and would draw: (a) any Realized Loss; (b) the Restructuring Loss; (c) an amount equal to the value of the outstanding Securities in the portfolio of the Fund at the Expiration Draw, provided that the Fund is required under the Letter Agreement to transfer to Legg Mason the Securities if the amount drawn equals or exceeds the amortized cost of the Securities; or (d) the maximum amount available to be drawn under the Letter of Credit if a Credit Event occurs, unless Legg Mason substitutes an obligation or credit support that would be a First Tier Security within 15 calendar days from the occurrence of the Credit Event and during such 15 calendar day period Citibank's obligations continue to qualify as Second Tier Securities, as defined in rule 2a-7 under the Act;

(iii) Citibank has the highest short-term ratings from the Requisite NRSROs, as defined in rule 2a-7 under the Act, and the Fund's investment manager and subadviser have determined that the Letter of Credit is a First Tier Security and therefore an Eligible Security, both as defined in rule 2a-7;

(iv) The Board has reviewed and approved the arrangement and concluded that it is in the best interests of the Fund and the Feeder Funds and their shareholders for Legg Mason to obtain the Letter of Credit from Citibank and for the Fund to enter into the Letter Agreement with Legg Mason; and

(v) The Board has authorized the requirements in the Letter Agreement that (a) the Fund reimburse Legg Mason for any amounts received in excess of the amortized cost of the Securities if the Fund has drawn on the Letter of Credit and subsequently receives new securities or cash in an amount which when added to the amount drawn under the Letter of Credit exceeds the amortized cost of the Securities, and (b) that the Fund terminate the Letter of Credit upon the occurrence of certain specified events in order to avoid the unjust enrichment of the Fund and an unwarranted penalty to Legg Mason.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a) and 17(d) of the Act if the Fund and Legg Mason enter into the arrangement summarized above and more fully described in your letter.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Dalia Osman Blass
Senior Counsel

[5] This letter confirms oral no-action relief provided by the undersigned to Roger P. Joseph on March 4, 2008.

[6] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

BINGHAM

Roger P. Joseph
Direct Phone: 617.951.8247
Direct Fax: 617.428.6343
roger.joseph@bingham.com

March 4, 2008

Via Email and Federal Express

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504
Attention: Robert E. Plaze, Esq., Associate Director

Re: Request for No-Action Assurances

Ladies and Gentlemen:

We are writing on behalf of Master Portfolio Trust, a Maryland business trust (the "Trust"), and its separate series Liquid Reserves Portfolio (the "Fund"). The Trust seeks assurance from the Staff of the Division of Investment Management that it will not recommend enforcement action to the Securities and Exchange Commission under Sections 17(a) and 17(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules thereunder, if the Fund enters into and performs the letter of credit arrangement described below. As described below, the letter of credit arrangement would be entered into for the purpose of helping maintain the net asset value of the shares of the Feeder Funds (defined below) at $1.00 per share.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company, and is a money market fund and a master fund in a master/feeder structure. The Fund's U.S.-registered Feeder Funds are: Citi Cash Reserves, a series of Legg Mason Partners Money Market Trust; Citi Premium Liquid Reserves, a series of Legg Mason Partners Premium Money Market Trust; and Citi Institutional Liquid Reserves, a series of Legg Mason Partners Institutional Trust. The Fund uses the amortized cost method of valuing its portfolio securities as permitted by Rule 2a-7 under the 1940 Act. As of February 29, 2008, approximately 1.20% percent of the Fund's total assets calculated on an amortized cost basis consisted of commercial paper issued by Cheyne Finance LLC (the "Commercial Paper"). The principal amount of the Commercial Paper is $522 million, with $200 million of the Commercial Paper having a stated maturity at issuance of October 24, 2007, $100 million having a stated maturity at issuance of October 25, 2007, $150 million having a stated maturity at issuance of November 26, 2007, and $72 million having a stated maturity at issuance of January 7, 2008.

As a result of downgrades of the ratings on the Commercial Paper, the Commercial Paper ceased to be an Eligible Security for purposes of Rule 2a-7, and we have previously informed the Commission of a default and/or Event of Insolvency under Rule 2a-7 with respect to the Commercial Paper held by the Fund. The Board of Trustees of the Trust has previously determined, in the exercise of its business judgment, that it would not be in the best interest of the Fund to dispose of the Commercial Paper.

The Fund's investment manager and subadviser are affiliates of Legg Mason.

The Fund and Legg Mason, Inc. seek to enter into an arrangement to prevent any losses realized upon the ultimate disposition of the Commercial Paper from adversely affecting the Fund's market-based net asset value. The arrangement, which is described in more detail below, would be entered into at no cost to the Fund.

Arrangement. Subject to obtaining the no-action assurances requested in this letter, Legg Mason would obtain from Citibank, N.A. (referred to as Citibank) an irrevocable Standby Letter of Credit (the "Letter of Credit") for the benefit of the Fund. The Letter of Credit would be in an amount not to exceed $150 million. The Fund would enter into a separate letter agreement (the "Letter Agreement") with Legg Mason which would contain the terms described below.

The Letter of Credit could be drawn by the Fund in any of the following circumstances: (a) the Fund has realized a loss from a sale or disposition of the Commercial Paper; (b) any of the Commercial Paper has been restructured, modified, refinanced, exchanged or replaced by new debt, of which the aggregate principal amount, plus any cash received by the Fund in connection therewith, is less than the amortized cost of the Commercial Paper so restructured, modified, refinanced, exchanged or replaced on the date used in the restructuring or other exchange transaction to determine the amount of securities to be received in such transaction, or any amount (including principal and all accrued unpaid interest) of the Commercial Paper has been forgiven (such shortfall or forgiven amount, the "Restructuring Loss"); (c) any of the Commercial Paper remains outstanding on the business day before the expiration of the Letter of Credit; or (d) there has been a change in the short term credit rating of Citibank, such that the obligations of Citibank under the Letter of Credit no longer qualify as First Tier Securities (a "Credit Event"). For purposes of the Letter of Credit, including the circumstances described above, the Commercial Paper will include any securities received in exchange for or replacement of the Commercial Paper that are not First Tier Securities, as such term is defined in paragraph (a)(12) of Rule 2a-7 under the 1940 Act.

If an event in clause (a) occurs, the Fund may draw the amount of the loss realized, and if the event in clause (b) occurs, the Fund may draw the amount of the Restructuring Loss. If the event in clause (c) occurs, the Fund may draw that portion of the Letter of Credit representing that portion of the Commercial Paper still held by the Fund on the date specified in clause (c). If the event in clause (d) occurs, the Fund may draw the maximum amount available under the Letter of Credit, taking into consideration any and all other drawings that have been made prior to the date of such drawing, provided, however, that the Fund shall not be able to make such drawing if Legg Mason substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within 15 calendar days from the occurrence of the Credit Event, and during such 15 day period, Citibank's obligations continue to qualify as Second Tier Securities under paragraph (a)(22) of Rule 2a-7.

Subject to the satisfaction of the conditions to drawing in the Letter of Credit and Letter Agreement, the Fund will exercise its rights under the Letter of Credit when the Fund is entitled to do so. The Letter Agreement so states.

The Letter of Credit would be issued at no cost to the Fund; any fees charged by Citibank would be paid by Legg Mason. However, under the terms of the Letter Agreement, the Fund would be required to take certain actions and/or (in one circumstance) make a payment to ensure that the Fund does not receive a windfall (meaning, essentially, that the Fund does not get paid twice for the Commercial Paper), as discussed in more detail below.

The Fund would be required to terminate[1] the Letter of Credit in the following circumstances: (a) the Fund has sold or disposed of the Commercial Paper and either has not realized a loss or has drawn under the Letter of Credit in the amount of the loss; (b) the Commercial Paper has been restructured, modified, refinanced, exchanged into or replaced with instruments that would be First Tier securities under Rule 2a-7 of which the aggregate principal amount, plus the amount of any cash received by the Fund in connection therewith and amounts drawn under the Letter of Credit as a result of the transaction, is no less than the amortized cost of the Commercial Paper so restructured, modified, refinanced, exchanged or replaced on the date used in the restructuring or other exchange transaction to determine the amount of securities to be received in such transaction; (c) the Fund has been paid in full for the Commercial Paper; or (d) the Commercial Paper is rated A-1 or higher by S&P or P-1 or higher by Moody's.

In certain instances, the Fund, if it were to receive an amount in excess of the amortized cost of the Commercial Paper, would be required to make a payment to Legg Mason under the Letter Agreement. Specifically, if the Fund has drawn on the Letter of Credit at its termination or in connection with a Credit Event, and if thereafter, the sum of the cash received by the Fund from any sale, disposition or repayment of the Commercial Paper plus the aggregate principal amount of any new debt received to replace the Commercial Paper plus the drawings under the Letter of Credit, exceeds the sum of the amortized cost of the Commercial Paper sold, repaid or refinanced, the Fund would pay the excess to Legg Mason.

The Letter Agreement also provides that if the Fund draws on the Letter of Credit because the Commercial Paper remains in the Fund on the day before the expiration of the Letter of Credit or in connection with a Credit Event, and the amount drawn equals or exceeds the amortized cost of the Commercial Paper, the Fund will transfer the Commercial Paper to Legg Mason. However, the Fund must receive (including the amount drawn under the Letter of Credit) the greater of amortized cost or market value of the Commercial Paper. In addition, the Letter Agreement provides that before the Fund draws on the Letter of Credit to recover a realized loss or a Restructuring Loss on the Commercial Paper, the Fund will give Legg Mason the opportunity to purchase the Commercial Paper from the Fund at the greater of amortized cost or market value. Finally, the Fund will give Legg Mason the opportunity to purchase the Commercial Paper from the Fund at the greater of amortized cost or market value if the Letter of Credit is about to expire, provided that

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[1] Termination is accomplished by delivery of the Letter of Credit to Citibank with an instruction to terminate the Letter of Credit.

the Fund's Board of Trustees determines that such a sale would be in the best interest of the Fund.

If the Fund has received any Commercial Paper in exchange for or as a replacement of other Commercial Paper, and such Commercial Paper is not, or has not become, "Eligible Securities" within the meaning of Rule 2a-7, the Fund will sell or otherwise dispose of such Commercial Paper on the business day immediately prior to the termination date of the Letter of Credit, to the extent that it has not already done so. The Fund would be entitled to draw on the Letter of Credit (to the extent of any remaining available balance) to cover any loss on such sale or disposition.

As used in the Letter of Credit and the Letter Agreement, and as used in this letter, the term "amortized cost," when used with respect to the Commercial Paper, is understood to include all accrued and unpaid interest on the Commercial Paper.

<u>Discussion</u>. The arrangement described above may involve joint or affiliated transactions prohibited by Sections 17(a) and/or 17(d) of the 1940 Act, and the rules thereunder. The undertakings by the Fund for the Letter of Credit could be viewed as consideration for the issuance of the Letter of Credit. Thus, the overall arrangement could be deemed to involve a sale of security or other property or alternatively as a joint arrangement.

The transactions in which the Fund would be required to terminate the Letter of Credit and/or repay any amount that exceeds the amortized cost of the Commercial Paper may raise issues under Section 17 because they arguably could be deemed to involve the transfer of securities or other property or alternatively be deemed a joint arrangement. Any transaction covered by Rule 17a-9, however, (*i.e.*, any transfer of the Commercial Paper) would comply with the Rule's terms. As described above, the Letter Agreement provides that before the Fund draws on the Letter of Credit to recover a realized loss or a Restructuring Loss on the Commercial Paper or because the Letter of Credit is about to expire, the Fund will give Legg Mason the opportunity to purchase the Commercial Paper from the Fund at the greater of amortized cost or market value. Such a transaction would fall within Rule 17a-9.[2]

The Letter Agreement also provides that if the Fund draws on the Letter of Credit because the Commercial Paper remains in the Fund on the day before the expiration of the Letter of Credit or in connection with a Credit Event, and the amount drawn equals or exceeds the amortized cost of the Commercial Paper, the Fund will transfer the Commercial Paper to Legg Mason in accordance with Rule 17a-9 (*i.e.*, the Fund must receive the greater of amortized cost or market value including the amount drawn under the Letter of Credit). We believe this transaction would be consistent with Rule 17a-9.

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[2] We believe no relief is required, nor is any sought hereby, with respect to such a transaction.

The Fund would be required to make a payment to Legg Mason if the Fund has drawn on the Letter of Credit at termination and subsequently receives new securities and/or cash in an amount which when added to the amount drawn under the Letter of Credit exceeds the amortized cost of the Commercial Paper. This transaction is not covered by Rule 17a-9 because the Fund would be paying cash to Legg Mason. Lastly, the Fund would be required to terminate the Letter of Credit upon the occurrence of certain specified events enumerated in the Letter Agreement. This termination also would not be covered by Rule 17a-9.[3]

We believe that all of the foregoing transactions should nonetheless be permissible because they are simply intended to prevent the Fund from obtaining a windfall and/or essentially getting paid twice for the same security. It is important to note that the Fund would benefit from the receipt of the Letter of Credit. Upon entry into the arrangement described herein, the Fund's net asset value will be calculated taking into account the Letter of Credit. Also, the Fund is not paying to obtain the Letter of Credit. The Fund's Board has authorized the undertakings in the Letter Agreement to avoid unjust enrichment of the Fund and an unwarranted penalty to Legg Mason.

Citibank has the highest short term ratings from the Requisite NRSROs, as that term is defined in Rule 2a-7. The investment manager and subadviser have determined that the Letter of Credit is a First Tier Security and therefore an Eligible Security, both as defined in Rule 2a-7.

The Fund's Board of Trustees has reviewed and approved these arrangements, and believes that it is in the best interests of the Fund and the Feeder Funds and their shareholders for Legg Mason to obtain the Letter of Credit from Citibank and to enter into the Letter Agreement. The Board continues to believe that it would not be in the interest of the Fund to dispose of the Commercial Paper.

Summary. As described above, Legg Mason is an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because of its affiliation with the Fund's investment manager and subadviser. Given the affiliations among the parties and because in certain circumstances the Fund would be required to deliver the Commercial Paper to Legg Mason, the arrangement contemplated by the Letter of Credit and the Letter Agreement may involve joint or affiliated transactions prohibited by Sections 17(a) and/or 17(d) of the 1940 Act, and the rules thereunder. Not all of these transactions fall within Rule 17a-9. The Fund's Board and Legg Mason believe it would be in the best interest of the Fund and the Feeder Funds and their shareholders if the Fund enters into and performs the arrangement described herein. On behalf of the Fund and Legg Mason, we hereby request that the Staff of the Division give its assurance that it will not recommend that the Commission take enforcement action against the Fund or Legg Mason if the Fund and Legg Mason enter into the arrangement as described herein.

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[3] Alternatively, the termination could simply be viewed as terminating the right of the Fund to draw on the Letter of Credit, and thus not implicating Section 17.

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The Fund needs to act quickly in this matter, and accordingly we would appreciate hearing from you at your earliest convenience. Please call me at (617) 951-8247, or my partner Lea Anne Copenhefer at (617) 951-8515, if you have any questions or if we can otherwise assist in resolving this matter.

Sincerely yours,

Roger P. Joseph

Roger P. Joseph

cc: Dalia Osman Blass, Esq.
Lea Anne Copenhefer, Esq.

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